UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

OMNICITY CORP.
________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock
________________________________________________________________________________
(Title of Class of Securities)

68215V 109
______________________________________
(CUSIP Number)

HARRIS FAMILY LIMITED PARTNERSHIP
Robert Harris, PO Box 37, Zionsville, Indiana 46077, PH 317-710-1817
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:     Harris Family Limited Partnership

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:     Indiana, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                   Nil

8.           Shared Voting Power:               2,209,161 Shares

9.           Sole Dispositive Power:            Nil

10.         Shared Dispositive Power:        2,209,161 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:           2,209,161 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   6.7%

14.         Type of Reporting Person (See Instructions):                     PN

_____________________________

1 On February 17, 2009, Omnicity Corp., a Nevada corporation ("Omnicity Nevada") acquired all of the issued and outstanding shares of Omnicity Incorporated, an Indiana corporation ("Omnicity Indiana") pursuant to an agreement and plan of merger dated December 29, 2008 among Omnicity Nevada, Omnicity Indiana and a wholly-owned subsidiary of Omnicity Nevada incorporated under the laws of the State of Indiana in connection with the acquisition, on the basis of 2.7858 shares of common stock of Omnicity Nevada for each share of Omnicity Indiana. This figure represents the shares of common stock of Omnicity Nevada issued, pursuant to the acquisition, to Harris Family Limited Partnership and common stock issued to each of the Limited Partners of the Harris Family Limited Partnership who are all siblings being: Anthony Harris, Elizabeth Bush, Kimberly Orr, Robert Harris, John Harris and Oscar Harris and common stock issued to their mother Barbara Harris who is the General Partner of Harris Family Limited Partnership. Robert Harris is also the Managing Partner of Harris Family Limited Partnership. Pursuant to Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended, Harris Family Limited Partnership, Anthony Harris, Elizabeth Bush, Kimberly Orr, Barbara Harris, Robert Harris, John Harris and Oscar Harris may be deemed to beneficially own the securities. However, each such person expressly disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Act, except to the extent of his, her or its pecuniary interest in the securities.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:   Anthony Harris

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:    Indiana, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                    Nil

8.           Shared Voting Power:                130,004 Shares1

9.           Sole Dispositive Power:             Nil

10.         Shared Dispositive Power:         130,004 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:        130,004 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   * Less than 1%

14.         Type of Reporting Person (See Instructions):                     IN

________________________
(1)  See footnote on Page 2.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:   Barbara Harris

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:    Florida, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                    Nil

8.           Shared Voting Power:                189,680 Shares 1

9.           Sole Dispositive Power:             Nil

10.         Shared Dispositive Power:         189,680 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:         189,680 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   * Less than 1%

14.         Type of Reporting Person (See Instructions):                   IN

________________________
(1)         See footnote on Page 2.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    Robert Harris

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization: Indiana, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                    Nil

8.           Shared Voting Power:                130,004 Shares 1

9.           Sole Dispositive Power:            Nil

10.         Shared Dispositive Power:        130,004 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:        130,004 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   * Less than 1%

14.         Type of Reporting Person (See Instructions):                   IN

________________________
(1)  See footnote on Page 2.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    John Harris

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:   Indiana, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                    Nil

8.           Shared Voting Power:                130,004 Shares 1

9.           Sole Dispositive Power:             Nil

10.         Shared Dispositive Power:         130,004 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:           130,004 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   * Less than 1%

14.         Type of Reporting Person (See Instructions):                   IN

________________________
(1)  See footnote on Page 2.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    Oscar Harris

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:    Florida, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                   Nil

8.           Shared Voting Power:               130,004 Shares 1

9.           Sole Dispositive Power:            Nil

10.         Shared Dispositive Power:        130,004 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:           130,004 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   * Less than 1%

14.         Type of Reporting Person (See Instructions):                   IN

________________________
(1)  See footnote on Page 2.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    Elizabeth Bush

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:    Virginia, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                   Nil

8.           Shared Voting Power:               130,004 Shares 1

9.           Sole Dispositive Power:            Nil

10.         Shared Dispositive Power:        130,004 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:           130,004 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   * Less than 1%

14.         Type of Reporting Person (See Instructions):                   IN

________________________
(1)  See footnote on Page 2.

CUSIP No. 68215V 109

1.           Names of Reporting Persons:    Kimberly Orr

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          [_]
(b)          [ X ]

3.           SEC Use Only:

4.           Source of Funds (See Instruction):           OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.           Citizenship or Place of Organization:    Indiana, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                   Nil

8.           Shared Voting Power:               130,004 Shares 1

9.           Sole Dispositive Power:            Nil

10.         Shared Dispositive Power:        130,004 Shares 1

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:           130,004 Shares 1

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.         Percent of Class Represented by Amount in Row (11):   * Less than 1%

14.         Type of Reporting Person (See Instructions):                   IN

________________________
(1)  See footnote on Page 2.

ITEM 1.           SECURITY AND ISSUER

The class of equity securities to which this statement relates is the shares of common stock, par value $0.001 per share (the "Shares") of Omnicity Corp. The principal executive offices of Omnicity Corp. are located at 720 N. Range Line Road, Carmel, Indiana 46032.

On February 17, 2009, Omnicity Corp., a Nevada corporation ("Omnicity Nevada") acquired all of the issued and outstanding Shares of Omnicity Incorporated, an Indiana corporation ("Omnicity Indiana") pursuant to an agreement and plan of merger dated December 29, 2008 among Omnicity Nevada, Omnicity Indiana and a wholly-owned subsidiary of Omnicity Nevada incorporated under the laws of the State of Indiana in connection with the acquisition, on the basis of 2.7858 shares of common stock of Omnicity Nevada for each share of Omnicity Indiana. An aggregate of 2,209,161 shares of common stock of Omnicity Nevada were issued collectively to Anthony Harris, Elizabeth Bush, Kimberly Orr, Barbara Harris, John Harris, Robert Harris, Oscar Harris and the Harris Family Limited Partnership pursuant to the acquisition. Pursuant to Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), Harris Family Limited Partnership, Anthony Harris, Elizabeth Bush, Kimberly Orr, Barbara Harris, Robert Harris, John Harris and Oscar Harris may be deemed to beneficially own the securities. However, each such person expressly disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Exchange Act, except to the extent of his, her or its pecuniary interest in the securities.

ITEM 2.           IDENTITY AND BACKGROUND

Persons Filing this Statement

This Schedule 13D is filed jointly by the following persons (each, individually, a "Reporting Person" and collectively the "Reporting Persons"): (i) Harris Family Limited Partnership, a limited partnership organized under the laws of Indiana, and Barbara Harris, a citizen of the United States, resident in Florida, USA being the general partner of the Harris Family Limited Partnership and (ii) the individual limited partners of the Harris Family Limited Partnership, all being siblings and children of Barbara Harris: Anthony Harris, a citizen of the United States, resident in Indiana, USA; Elizabeth Bush, a citizen of the United States, resident in Virginia, USA; Kimberly Orr, a citizen of the United States, resident in Indiana, USA; Robert Harris, a citizen of the United States, resident in Indiana, USA; John Harris, a citizen of the United States, resident in Indiana, USA; and Oscar Harris, a citizen of the United States, resident in Florida, USA.

Harris Family Limited Partnership

The address of Harris Family Limited Partnership is PO Box 37, Zionsville, Indiana, 46077. The principal business of Harris Family Limited Partnership is as a private family holdings limited partnership. The general partner of the Harris Family Limited Partnership is Barbara Harris and the managing partner is Robert Harris.

During the last five years, neither Harris Family Limited Partnership, Barbara Harris or Robert Harris, have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Anthony Harris

The address of Anthony Harris is 347 N 700 E, Whitestown, Indiana, USA, 46075. The principal occupation of Anthony Harris is Deputy Sheriff.

During the last five years, Anthony Harris has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Elizabeth Bush

The address of Elizabeth Bush is 203 Wharton Street SE, Blacksburg, Virginia, USA, 24060. Elizabeth Bush is employed by Virginia Tech University.

During the last five years, Elizabeth Bush has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kimberly Orr

The address of Kimberly Orr is 10398 Lakewood Drive, Zionsville, Indiana, USA, 46677. The principal occupation of Kimberly Orr is self-employed.

During the last five years, Kimberly Orr has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Barbara Harris

The address of Barbara Harris is 15160 Harbour Isle Drive, Suite 602, Ft. Meyers, Florida, USA, 33908. The principal occupation of Barbara Harris is general partner Harris Family Limited Partnership.

During the last five years, Barbara Harris has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John Harris

The address of John Harris is 5520 N State St 37, Martinsville, Indiana, USA, 46151. The principal occupation of John Harris is self-employed.

During the last five years, John Harris has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert Harris

The address of Robert Harris is 345 N 700 E, Whitestown, Indiana, USA, 46075. The principal occupation of Robert Harris is managing partner of Harris Family Limited Partnership.

During the last five years, Robert Harris has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Oscar Harris

The address of Oscar Harris is 3197 54th Lane SW, Naples, Florida, USA, 34116. The principal occupation of Oscar Harris is self-employed.

During the last five years, Oscar Harris has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 17, 2009, Omnicity Nevada acquired all of the issued and outstanding shares of Omnicity Indiana pursuant to an agreement and plan of merger dated December 29, 2008 among Omnicity Nevada, Omnicity Indiana and a wholly-owned subsidiary of Omnicity Nevada incorporated under the laws of the State of Indiana in connection with the Acquisition, on the basis of 2.7858 shares of common stock of Omnicity Nevada for each share of Omnicity Indiana. An aggregate of 2,209,161 shares of common stock of Omnicity Nevada issued collectively to Anthony Harris, Elizabeth Bush, Kimberly Orr, Barbara Harris, John Harris, Robert Harris, Oscar Harris and the Harris Family Limited Partnership pursuant to the acquisition.

Further details of the Acquisition are reported under Omnicity Nevada's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2009 under Item 2.01.

ITEM 4.           PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities of Omnicity Nevada for investment purposes.

The Reporting Persons may also acquire additional securities of Omnicity Nevada as they may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Depending on market conditions and other factors, the Reporting Persons also reserve the right to dispose of some or all of such securities in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth herein, none of the Reporting Persons has any current plans or proposals which would relate to or would result in:

(a)         the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)         a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         any material change in the present capitalization or dividend policy of the issuer;

(f)         any other material change in the issuer's business or corporate structure including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the issuer by any person;

(h)         causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)        Beneficial Ownership.

As described above, the Reporting Persons beneficially own an aggregate of 2,209,161 shares of common stock of Omnicity Nevada representing approximately 6.7% of the issued and outstanding shares of Omnicity Nevada (based upon 33,087,007 shares issued and outstanding as at February 23, 2009). Pursuant to Rule 13d-3 under the Exchange Act, each of the Reporting Persons may be deemed to share the power to dispose these securities. However, each Reporting Person disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Exchange Act, except to the extent of his, her or its pecuniary interest in the securities.

(b)        Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Persons have not effected any transactions in the securities within sixty (60) days preceding the date hereof.

(c)        Certain Rights of Other Persons.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as provided herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of Omnicity Nevada including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of Omnicity Nevada nor are the securities of Omnicity Nevada held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description of Exhibit
A	Joint Filing Agreement among Harris Family Limited Partnership, Anthony Harris, Elizabeth Bush, Kimberly Orr, Robert Harris, John Harris and Oscar Harris

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2009

HARRIS FAMILY LIMITED PARTNERSHIP

By:    /s/ Barbara Harris
-------------------------------
Name:  Barbara Harris
Title:    General Partner

And By:    /s/ Robert Harris
-------------------------------
Name:  Robert Harris
Title:     Managing Partner

ANTHONY HARRIS

By:     /s/ Anthony Harris
-------------------------------

ELIZABETH BUSH

By:     /s/ Elizabeth Bush
-------------------------------

KIMBERLY ORR

By:     /s/ Kimberly Orr
-------------------------------

BARBARA HARRIS

By:     /s/ Barbara Harris
-------------------------------

ROBERT HARRIS

By:     /s/ Robert Harris
-------------------------------

JOHN HARRIS

By:     /s/ John Harris
-------------------------------

OSCAR HARRIS

By:     /s/ Oscar Harris
-------------------------------

EXHIBIT INDEX

Exhibit	Description of Exhibit

A	Joint Filing Agreement among Harris Family Limited Partnership, Anthony Harris, Elizabeth Bush, Kimberly Orr, Barbara Harris, Robert Harris, John Harris and Oscar Harris

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 24, 2009

HARRIS FAMILY LIMITED PARTNERSHIP

By:     /s/ Barbara Harris
-------------------------------
Name:  Barbara Harris
Title:     General Partner

And By:     /s/ Robert Harris
-------------------------------
Name:  Robert Harris
Title:     Managing Partner

ANTHONY HARRIS

By:     /s/ Anthony Harris
-------------------------------

ELIZABETH BUSH

By:     /s/ Elizabeth Bush
-------------------------------

KIMBERLY ORR

By:     /s/ Kimberly Orr
-------------------------------

BARBARA HARRIS

By:     /s/ Barbara Harris
-------------------------------

ROBERT HARRIS

By:     /s/ Robert Harris
-------------------------------

JOHN HARRIS

By:     /s/ John Harris
-------------------------------

OSCAR HARRIS

By:     /s/ Oscar Harris
-------------------------------